February 4, 2020

Brian S. John
Chief Executive Officer
CBD Brands, Inc.
725 N. Hwy A1A, Suite C-106
Jupiter, FL 33477

       Re: CBD Brands, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted January 21, 2020
           CIK No. 0001760903

Dear Mr. John:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted January 21, 2020

Prospectus Summary
Business Operations, page 1

1. We note your response to prior comment 1. Please revise your summary to disclose the current status of the four additional sun care products that are in "various stages of FDA required testing." To the extent that you have not started FDA testing, as indicated by your disclosure that you plan to "commence" testing, please revise to make this clear.
       Please also revise your business section to discuss each of these products. In your revised business section disclosure, please provide a description of these products and the current status of development.
 Brian S. John
FirstName LastNameBrian S. John
CBD Brands, Inc.
Comapany NameCBD Brands, Inc.
February 4, 2020
Page 2
February 4, 2020 Page 2
FirstName LastName
Use of Proceeds, page 22

2. We note your response to prior comment 5. Please revise your filing to provide consistent disclosure regarding your use of proceeds for your product candidate(s), including the amounts to be allocated to each candidate, and how far in the development of the candidate you expect to reach with the offering proceeds. In this regard, we note that your use of proceeds disclosure currently indicates that you will be allocating proceeds to multiple products and the disclosure on page 32 indicates your plan to initiate the development of other products in parallel with your CaniDermRX topical solution.
         However, your breakout of "CaniDerm RX Products" here on page 22 appears limited to eczema.
       You may contact Kristin Lochhead at 202-551-3664 or Kate Tillan at 202-551-3604 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Arthur Marcus